EXHIBIT 8.1

SUBSIDIARIES OF SAFE BULKERS, INC.

   The following companies are subsidiaries of Safe Bulkers, Inc. as of May 15, 2009.

Subsidiary	Jurisdiction of Incorporation
Avstes Shipping Corporation	Liberia
Efragel Shipping Corporation	Liberia
Eniadefhi Shipping Corporation	Liberia
Eniaprohi Shipping Corporation	Liberia
Eptaprohi Shipping Corporation	Liberia
Kerasies Shipping Corporation	Liberia
Marathassa Shipping Corporation	Liberia
Marindou Shipping Corporation	Liberia
Marinouki Shipping Corporation	Liberia
Maxdeka Shipping Corporation	Liberia
Maxdekatria Shipping Corporation	Liberia
Maxdodeka Shipping Corporation	Liberia
Maxenteka Shipping Corporation	Liberia
Maxpente Shipping Corporation	Liberia
Maxtessera Shipping Corporation	Marshall Islands
Pelea Shipping Ltd.	Liberia
Pemer Shipping Ltd.	Liberia
Petra Shipping Ltd.	Liberia
Shikoku Friendship Shipping Company	Liberia
Soffive Shipping Corporation	Liberia
Staloudi Shipping Corporation	Liberia